# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lee Enterprises, Incorporated, CIK 0000058361
CUSIP: 523768406
Title of class of securities: Common Stock - $.01 Par Value Per Share
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807
Date of event which requires filing of this statement: 10/13/2025
Filed by CIK 0002041508
Persons authorized to receive notices and communications: John McCarron, 568 Lincoln Ave., Winnetka, Illinois (IL), 60093, 586-219-5266

## Reporting persons
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (CIK 0002041508): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 0; shared voting power 618,900; sole dispositive power 0; shared dispositive power 618,900; aggregate amount beneficially owned 618,900 (9.88% of the class)
  Comment: Revocable Trust
- Jerrilyn M. Hoffmann (CIK 0002041669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 618,900; sole dispositive power 0; shared dispositive power 618,900; aggregate amount beneficially owned 618,900 (9.88% of the class)
  Comment: This Amendment No. 7 relates to the shares of common stock, $.01 par value, of Lee Enterprises, Incorporated, a Delaware corporation (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Persons on Schedule 13D on October 17, 2024, as amended by Amendment No. 1 filed on October 25, 2024, Amendment No. 2 filed on October 31, 2024, Amendment No. 3 filed on November 14, 2024, Amendment No. 4 filed on December 16, 2024, Amendment No. 5 filed on March 31, 2025, and Amendment No. 6 filed on July 21, 2025 (collectively, the "Amended Statement"). Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Statement and unless amended and restated hereby, all information in the Amended State remains in effect.

## Item 1. Security and Issuer
Title of class of securities: Common Stock - $.01 Par Value Per Share
Name of issuer: Lee Enterprises, Incorporated
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807

## Item 2. Identity and Background
Name of person filing:
The Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001(the "Trust");

Jerrilyn M. Hoffmann.

The Trust and Jerrilyn M. Hoffmann are referred to collectively as the "Reporting Persons." Ms. Hoffmann is the sole trustee of the Trust.
Residence or business address: The business address of each Reporting Person is 568 Lincoln Ave., Winnetka, IL 60093.
Present principal occupation or employment: The Trust is an estate planning vehicle that makes and holds investments. Ms. Hoffmann is principally engaged as a private investor.
Criminal convictions in the last five years: Ms. Hoffmann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, Ms. Hoffmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding she was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is formed under the laws of Florida. Ms. Hoffmann is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used an aggregate of approximately $9,027,346 to purchase the shares of Common Stock reported as beneficially owned in Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Amendment No. 7 to provide an update as to its intentions with respect to the Company. Item 4 of the Amended Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Amended Statement:

On July 18, 2025, the Reporting Persons, though their affiliate Hoffmann Family of Companies ("Hoffmann"), delivered a letter (the "July 2025 Letter") to the Issuer's Board of Directors (the "Board") and management, proposing a potential transaction in which Hoffmann would purchase $25 million of the Issuer's common shares ("Common Shares") at a purchase price of $2.00 per Common Share, and the Issuer would offer an additional $25 million of Shares to its existing shareholders, at the same purchase price of $2.0 per Common Share, in a rights offering that would be fully backstopped by Hoffmann. The proposed transaction and resulting capital structure implies a pre-money enterprise valution of the Issuer of approximately $462 million, based on the Issuer's current long-term debt obligations and number of outstanding Shares. In connection with the proposed transaction, the July 2025 Letter also included a request by Hoffmann that the Issuer consider an amendment or waiver of provisions of its existing Rights Agreement dated March 28, 2024 and amended on March 26, 2025, pursuant to which the Issuer's shareholders have been issued rights to purchase shares of the Issuer's preferred stock upon the attainment by any person of beneficial ownership of 15% or more of the Issuer's Common Shares (the "Rights Trigger").

On October 13, 2025, Hoffmann delivered a second letter to the Board and executive management, expressing Hoffmann's concerns about the Issuer's current financial position and cost-cutting strategy, and laying out a number of strategic initiatives intended to bolster both the Issuer's profitability and company culture. The October 2025 Letter also reiterated Hoffmann's willingness to the complete an investment on the terms proposed in the July 2025 Letter, as well as Hoffmann's request to amend or waive the Rights Trigger. The July 2025 Letter and October 2025 Letter follow prior communications and preliminary discussions between the Issuer and the Reporting Persons regarding potential transactions involving the recapitalization of the Issuer in a manner intended to benefit the shareholders and other stakeholders.

Further details are set forth in the October 2025 Letter, dated October 13, 2025 and attached to this Amended Statement as Exhibit 99.1.

There can be no assurance that the Reporting Persons or its Affiliates and Issuer will commence or complete a potential transaction, or that the Reporting Persons will or will not develop any alternative plans with respect to their investment in the Issuer. Except as described in this Item 4 or as would occur upon the completion of a transaction as described herein, as of the date of this Amendment No. 7, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (1) through (j) of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions and negotiations related to the proposed transaction described above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and Board, price levels of the Common Shares and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Stock and/or other equity or other securities of the Issuer or disposing of some or all of the securities beneficially owned by them in public market or privately negotiated transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. As of the date of this Amendment No. 7, the Reporting Persons have no intent to pursue acquisition of the Issuer through a tender offer or other hostile means, and nothing in this Amendment No. 7 or any discussions of a proposed transaction is meant to be, or should be construed as, an offer to buy any of the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on October 13, 2025, the Reporting Persons beneficially owned 618,900 shares of Common Stock, representing approximately 9.88% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,262,967 shares of Common Stock outstanding as of July 31, 2025, as reported in the Form 10-Q for the fiscal quarter ended June 29, 2025, of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 618,900
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past sixty days or since the filing on the Schedule 13D Amendment No. 6, whichever is less.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - October 2025 Letter dated October 13, 2025

## Signatures
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (10/14/2025)
- Jerrilyn M. Hoffmann: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (10/14/2025)